UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited

(Registrant)

Date May 22, 2015	By /s/ Wang Jian

Name: Wang Jian

Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisor.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

PROPOSED APPLICATION FOR THE ISSUE OF
NOT MORE THAN 2,329,192,546 A SHARES IN THE PRC

Financial Advisor

A letter from the board of directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 4 to 13 of this circular.

An annual general meeting (the “AGM”) and separate class meetings of the holders of A shares of the Company (the “A Shareholders Class Meeting”) and the holders of H shares of the Company (the “H Shareholders Class Meeting”) will be held at Four Seasons Hall, 2F, Shanghai International Airport Hotel (L海國際機場賓館ii樓P-I季*), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China at 9:30 a.m. and 10:00 a.m. on Tuesday, 16 June 2015. Notices of the AGM and H Shareholders Class Meeting setting out the resolutions to be approved at the AGM and the H Shareholders Class Meeting have been despatched by the Company on 30 April 2015. Proxy forms for use at the AGM and the H Shareholders Class Meeting and the attendance slips also have been despatched by the Company on 30 April 2015. If you intend to attend the AGM and/or the H Shareholders Class Meeting, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Completion and return of the proxy form will not preclude you from attending and voting at the AGM or H Shareholders Class Meeting or at any adjourned meeting should you so wish.

26 May 2015

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shareholders”	holders of A Shares

“A Shareholders Class Meeting”	the class meeting of the A Shareholders to be convened on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“A Shares”	the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Additional A Shares Issue”	the proposed issue of not more than 2,329,192,546 new A Shares in the PRC, which shares are proposed to be listed and traded on the Shanghai Stock Exchange

“AGM”	the forthcoming annual general meeting of the Company to be convened on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“Articles of Association”	the articles of association of the Company

“Board”	the board of directors of the Company

“Company”	中國東方航空股份有限公ii1 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected persons”	has the meaning ascribed thereto under the Rules Governing the Listing of Securities on the Stock Exchange

“CSRC”	China Securities Regulatory Commission

“Director(s)”	directors of the Company

“H Shareholders”	holders of H Shares

DEFINITIONS

“H Shareholders Class Meeting”	the class meeting of the H Shareholders to be convened on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Additional A Shares Issue

“H Shares”	the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	20 May 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Lock-up Period”	has the meaning as set out in sub-paragraph 1.6 under the paragraph headed “General Information on the A Shares Issue” in this circular

“PRC”	The People’s Republic of China excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan

“Price Determination Date”	23 April 2015

“Price Determination Period”	the period of 20 trading days of A Shares on the Shanghai Stock Exchange immediately prior to the Price Determination Date

“Proceeds”	the proceeds raised from the Additional A Shares Issue

“Projects”	the various projects as described under the paragraph headed “Use of Proceeds” in this circular to which the Proceeds are intended to be applied

“RMB”	Renminbi, the lawful currency of the PRC for the time being

DEFINITIONS

“Shanghai Stock Exchange”	The Shanghai Stock Exchange of the PRC

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Sock Exchange of Hong Kong Limited

“%”	per cent.

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
92 Konggang 3rd Road
Independent non-executive Directors:		Changning District
Sandy Ke-Yaw Liu		Shanghai
Ji Weidong		PRC
Li Ruoshan
Ma Weihua		Principal place of business
in Hong Kong:
Unit B, 31/F
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

26 May 2015

To the Shareholders

Dear Sir or Madam,

PROPOSED APPLICATION FOR THE ISSUE OF
NOT MORE THAN 2,329,192,546 A SHARES IN THE PRC

I. INTRODUCTION

Reference is made to the announcement of the Company on 23 April 2015.

LETTER FROM THE BOARD

At the Board meeting held on 23 April 2015, the Board resolved to convene the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting to obtain the Shareholders’ approval for the Additional A Shares Issue.

The Company proposes to issue not more than 2,329,192,546 new A Shares, representing approximately 27.46% of the A Shares and approximately 18.38% of the total shares of the Company respectively. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period). The Company intends to utilize the net Proceeds from the Additional A Shares Issue for the Projects.

The purpose of this circular is to provide you with details of, among others, the Additional A Shares Issue.

II. ADDITIONAL A SHARES ISSUE

The Company proposes to issue not more than 2,329,192,546 new A Shares, representing approximately 27.46% of the A Shares and approximately 18.38% of the total shares of the Company respectively. The Company will seek a specific mandate in respect of the Additional A Shares Issue from the Shareholders which will be valid for a 12-month period from the passing of the relevant resolutions at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. The Additional A Shares Issue is subject to, among other things, the obtaining of the necessary approval from the CSRC. As at the Latest Practicable Date, the Company has not made the relevant application to the CSRC and such formal application to the CSRC can only be made after obtaining the relevant approvals from the Shareholders at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting. Specific terms of the Additional A Shares Issue will be determined in accordance with the approval from the CSRC.

1.      General information on the A Shares Issue

1.1. Number of new A Shares to be issued

The Company proposes to issue not more than 2,329,192,546 new A Shares (including 2,329,192,546 Shares) with an aggregate nominal value of not more than RMB2,329,192,546, representing (i) approximately 18.38% of the total number of shares of the Company and approximately 27.46% of the total number of A Shares as at the Latest Practicable Date and (ii) approximately 15.52% of the total number of shares of the Company and approximately 21.55% of the total number of A Shares as enlarged by the number of new A Shares to be issued pursuant to the Additional A Shares Issue (assuming the maximum number of 2,329,192,546 new A Shares are issued and subscribed for).

LETTER FROM THE BOARD

The actual number of new A Shares to be issued will be determined by the Board and its authorised persons (the Chairman and/or the Vice Chairman of the Company) in accordance with the authorisation granted by the Shareholders and in consultation with the underwriters and having regard to the market conditions.

1.2. Issue price

The price determination date of the new A Shares under the Additional A Shares Issue is the date of the Board’s resolution passed at the 11th meeting of the 7th session of the Board (i.e. 23 April 2015). The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period).

The actual issue price will be determined by the Board after the necessary approvals for the Additional A Shares Issue from the CSRC have been obtained and in accordance with the authorization granted by the Shareholders and the provisions of the relevant laws and administrative laws and regulations and other regulatory documents and the market conditions, having regard to the price offered by the subscribers and based on the price priority principle and in consultation with the underwriters.

The closing price of H Shares on 9 April 2015 (being the last trading day immediately prior to the announcement of the Company dated 23 April 2015) was HK$5.91 per H Share. The closing price of A Shares on 9 April 2015 (being the last trading day immediately prior to the announcement of the Company dated 23 April 2015) was RMB7.82 per A Share. The closing price of H Shares on the Latest Practicable Date was HK$5.82 per H Share. The closing price of A Shares on the Latest Practicable Date was RMB8.10 per A Share.

The minimum issue price of the new A Shares (i.e. RMB6.44 per A Share) represents:

(i)	a discount of approximately 17.65% to the closing price of RMB7.82 per A Share as quoted on the Shanghai Stock Exchange on 9 April 2015, being the last trading day immediately prior to the announcement of the Company dated 23 April 2015;

(ii)	a discount of approximately 20.49% to the closing price of RMB8.10 per A Share as quoted on the Shanghai Stock Exchange on the Latest Practicable Date.

1.3. Adjustment to the issue price and the number of new A Shares to be issued

The issue price and the number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issue of such new A Shares.

LETTER FROM THE BOARD

1.4. Subscribers

The new A Shares to be issued under the Additional A Shares Issue will be issued for subscription by not more than ten (including ten) investors, including securities investment funds (investment account) managed by domestic securities investment fund companies, insurance institutional investors, trust companies (by its own funds), finance companies, securities companies, asset management companies, qualified foreign institutional investors, individuals and other investors who meet the requirements of CSRC. The actual subscribers will be determined by the Company after the approval for the Additional A Shares Issue from the CSRC has been obtained and in accordance with the price bidding method under the Implementing Rules for Non-public Shares of Listed Companies, having regard to the price offered by the subscribers and based on the price priority principle. The connected persons of the Company will not participate in the subscription of the Additional A Shares Issue.

The Company will make a further disclosure in the event: (a) any of the subscribers become a substantial shareholder (as defined in the Listing Rules) of the Company upon completion of the Additional A Shares Issue; and (b) the number of subscribers for the Additional A Shares Issue shall be less than 6, whereupon the names of such subscribers shall be disclosed. The Company will ensure that upon completion of the Additional A Shares Issue, the total number of A Shares and H Shares held by the public (as defined in the Listing Rules) will not be less than 25% of the Company's total number of issued shares as enlarged by the new A Shares to be issued.

1.5. Validity period of Shareholders’ authorisation

The authorisation to issue new A Shares pursuant to the Additional A Shares Issue will be valid for 12 months following the approval of the Additional A Shares Issue at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

1.6. Lock-up period

The Company will require each of the investors who subscribes for the new A Shares under the Additional A Shares Issue to undertake not to dispose of any of such A Shares within a period of 12 months from the date of completion of issue of such A Shares (the “Lock-up Period”).

1.7. Use of Proceeds

The amount of gross Proceeds from the Additional A Shares Issue is expected to be not more than RMB15,000,000,000 (including RMB15,000,000,000). The Company intends to use such Proceeds (after deducting the relevant expenses) for the following purposes:

Intended use of proceeds	Total amount of capital required	Unit: million Proposed amount of Proceeds to be applied
	(RMB)	(RMB)

1. purchase of 23 aircraft (including Airbus A321 aircraft and Boeing B737-800 and B777-300ER aircraft) (Note)	12,139	12,000
2. repayment of financial institution loans	3,169	3,000

Total	15,309	15,000

LETTER FROM THE BOARD

Note: The Company has entered into purchase agreements with relevant sellers for these 23 aircraft. The brief details of these purchase agreements are as follows: (i) on 23 November 2012, the Company (as the purchaser) entered into the agreement with Airbus SAS (as the seller) regarding the purchase of sixty brand new Airbus A320 series aircraft (including Airbus A321 aircraft). The expected delivery date for Airbus A321 aircraft will be in 2016. For more details, please refer to the announcement of the Company on 23 November 2012; (ii) on 17 October 2011, the Company (as the purchaser) entered into the agreement with Boeing Company (as the seller) regarding the purchase of forty-five brand new Boeing 737 NG aircraft (including Boeing B737-800 aircraft). The expected delivery date for Boeing B737-800 aircraft will be in 2016. For more details, please refer to the announcement of the Company on 17 October 2011; and (iii) on 27 April 2012, the Company (as the purchaser) entered into the agreement with Boeing Company (as the seller) regarding the purchase of twenty brand new Boeing B777-300ER aircraft. The expected delivery date for Boeing B777-300ER aircraft will be in 2016. For more details, please refer to the announcement of the Company on 27 April 2012.

In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in the following percentage: the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20% of the actual amount of Proceeds, respectively. In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is more than the total amount of Proceeds proposed to be applied to the Projects set out above, the surplus will be used to supplement the working capital of the Company.

Before the Proceeds from the Additional A Shares Issue are available, the Company may first fund part of certain Projects by self-raised funds to capitalise on market opportunities, which funds shall then be exchanged with the Proceeds from the Additional A Shares Issue when they are available.

1.8. Ranking of new A Shares to be issued

The new A Shares to be issued under the Additional A Shares Issue will, when fully paid and issued, rank pari passu in all respects with the A Shares in issue at the time of issue of such new A Shares, except that the new A Shares to be issued under the Additional A Shares Issue will be subject to the Lock-up Period of 12 months from the date of issue of such new A Shares as mentioned above.

Upon completion of the Additional A Shares Issue, both existing and new Shareholders will be entitled to the distributable profits of the Company, accumulated but not declared, proportionate to their shareholding in the Company after completion of the Additional A Shares Issue.

1.9. Listing of the new A Shares to be issued

The new A Shares to be issued under the Additional A Shares Issue will be listed on the Shanghai Stock Exchange.

LETTER FROM THE BOARD

2.       Effect of the Additional A Shares Issue on the Company’s shareholding structure

The following table sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the Additional A Shares Issue, assuming that 2,329,192,546 new A Shares in aggregate are issued under the Additional A Shares Issue and no other change to the shareholding structure:

			Immediately after the
	As at the Latest		completion of the
	Practicable Date		Additional A Shares Issue
	Number of	%	Number of	%
	Shares in issue	(approx.)	Shares in issue	(approx.)

A Shares
– existing A Shares	8,481,078,860	66.92%	8,481,078,860	56.53%
– new A Shares to be issued		–	2,329,192,546	15.52%
H Shares	4,193,190,000	33.08%	4,193,190,000	27.95%

Total	12,674,268,860	100%	15,003,461,406	100%

Assuming that all new A Shares will be held in public hands, immediately after completion of the Additional A Shares Issue:

1.	the total number of the A Shares held in public hands will increase from 2,950,838,860 A Shares to 5,280,031,406 A Shares, representing approximately 35.19% of the total enlarged issued share capital of the Company, compared to approximately 23.28% of the existing issued share capital of the Company before completion of the Additional A Shares Issues;

2.	the total number of H Shares held in public hands will remain as 1,566,950,000 H Shares, representing approximately 10.44% of the total enlarged issued share capital of the Company, compared to approximately 12.36% of the existing issued share capital of the Company before completion of the Additional A Shares Issues; and

3.	the total number of shares of the Company (comprised of A Shares and H Shares) held in public hands will increase from 4,517,788,860 shares to 6,846,981,406 shares, representing approximately 45.64% of the total enlarged issued share capital of the Company, compared to approximately 35.65% of the existing issued share capital of the Company before completion of the Additional A Shares Issues.

3.       Fund raising in the past 12 months

The Company has not conducted any fund raising activity involving issue of equity securities in the period of 12 months preceding the Latest Practicable Date.

LETTER FROM THE BOARD

4.       Reasons for and benefits of the Additional A Shares Issue

The Directors (including the independent non-executive Directors) believe that the Additional A Shares Issue will provide the Company with funds required for expanding the fleet scale of the Company and increasing the Company’s capability of air transportation, which in turn will improve the Company’s operating capacity and sustained revenue and industrial competitiveness. In addition, the Company’s current asset-to-debt ratio is at a relatively high level, therefore the Proceeds will also be applied to repayment of the financial institution loans which will improve the structure of the asset and debts of the Company, reduce the Company’s financial risks and lay a stable foundation for the long-term stable development of the Company. Accordingly, the Directors (including the independent non-executive Directors) consider that the Additional A Shares Issue and utilisation of the Proceeds in the Projects are in the interests of the Company and its Shareholders as a whole.

The Directors (including the independent non-executive Directors) further consider that the Additional A Shares Issue to be fair and reasonable.

Apart from the Additional A Shares Issue, the Directors had considered debt financing as an alternative financing method. However, in view of the amount required for the implementation of the above business plans and the intended uses, debt financing will result in additional interest burden, a significant increase in the gearing ratio of the Group and subject the Group to repayment obligations. In addition, the Directors also considered the fact that the market price per H Share was lower than the market price of A Shares at the time of contemplating the fund-raising options. In light of the above, the Directors consider that the Additional A Shares Issue is the most favourable fund-raising option.

The following resolutions, amongst others, will also be proposed at the AGM for the Shareholders to consider and, if thought fit, approve, in accordance with the relevant PRC regulatory requirements:

a)	“China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific subscriber《關於中國東方航空股份有限公司符合向特定物件非公開發行A股股票條件的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015. A brief summary of the aforesaid plan as referred to in the above Overseas Regulatory Announcement is as follows: the Company has satisfied the requirements in relation to the Additional A Shares Issue in accordance with the relevant provisions of laws and regulations including the Company Law of the PRC, the Securities Law of the PRC, the Administrative Rules Governing Issue of Securities by Listed Companies, Implementing Rules for Non-public Shares of Listed Companies and after self-inquiry conducted by the Board;

LETTER FROM THE BOARD

b)	“Proposal for the non-public issuance of A Shares to specific subscriber by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015. The major details of the aforesaid plan were contained in the paragraph headed “Additional A Shares Issue” in this Letter from the Board and the Notice of Annual General Meeting of the Company published on the website of the Stock Exchange on 30 April 2015;

c)	“Plan for the non-public issuance of A Shares by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司非公開發行A股股票預案的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015. The major details of the aforesaid plan were contained in the paragraph headed “Additional A Shares Issue” in this Letter from the Board and the Notice of Annual General Meeting of the Company published on the website of the Stock Exchange on 30 April 2015 and Appendices I and II to this circular;

d)	“Explanation on the use of the proceeds of the previous fund raising activities 《關於前次募集資金使用情況的說明的議案》”. Details of the aforesaid plan is set out in Appendix III to this circular. A brief summary of the aforesaid plan as referred to in the above Overseas Regulatory Announcement is as follows: (i) status of the previous fund raising activities; (ii) actual usage of the previous fund raising activities; (iii) comparison between the actual usage of the previous fund raising activities and relevant disclosure in the periodic report of the Company; and (iv) conclusion;

e)	“Authorization to the Board and its authorized representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares 《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票的相關事宜的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015. The major details of the aforesaid plan were contained in the Notice of Annual General Meeting of the Company published on the website of the Stock Exchange on 30 April 2015;

f)	“Feasibility report on the use of proceeds raised from the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司非公開發行A股股票募集資金使用可行性報告的議案》”, the text of which is set out in Appendix II to this circular. Details of the aforesaid report were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015; and

g)	“Future plan for return to the Shareholders for the coming three years (2015–2017) by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司未來三年(2015–2017年)股東回報規劃的議案》”. Details of the aforesaid plan is set out in Appendix IV of this circular. A brief summary of the aforesaid plan as referred to in above Overseas Regulatory Announcement is as follows: (i) the factors to consider for making the plan; (ii) the principles for making the plan; (iii) the plan for return to the Shareholders for 2015-2017; (iv) the decision-making mechanism for the plan; and (v) the effective mechanism for the plan.

LETTER FROM THE BOARD

III.	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

As a result of the issue of new A Shares pursuant to the Additional A Shares Issue, the shareholding structure of the Company will change upon completion of the Additional A Shares Issue and as such, the Articles of Association will need to be amended to reflect the relevant changes. A resolution will be proposed at the AGM to approve the granting of an authorisation to the Board and its authorised persons (the Chairman and/or the Vice Chairman of the Company) to arrange for the necessary amendment of the Articles of Association after completion of the Additional A Shares Issue. The exact amendments to the Articles of Association cannot be confirmed unless and until the Additional A Shares Issue has been completed. The proposed amendments of the Articles of Association are set out in Appendix V to this circular.

IV.        AGM AND CLASS MEETINGS

The Company will convene the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting for the Shareholders to consider and, if thought fit, to approve, amongst other things, the Additional A Shares Issue. Details of the AGM and the H Shareholders Class Meeting and resolutions to be considered in the these meetings are set out in the “Notice of Annual General Meeting” and “Notice of H Shareholders Class Meeting” which have been despatched by the Company on 30 April 2015.

To the best knowledge and belief of the Directors, none of the Shareholders have material interest in the Additional A Shares Issue and would be required to abstain from voting on the proposed resolutions on the Additional A Shares Issue at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

It should be noted that in addition to the approvals being sought from the Shareholders at the AGM and at the respective A Shareholders Class Meeting and H Shareholders Class Meeting, the Additional A Shares Issue is also subject to the approval by the CSRC and the relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company when the Additional A Shares Issue materializes.

V.        RECOMMENDATION OF THE BOARD

The Board considers that the Additional A Shares Issue is in the interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the resolutions proposed at the AGM and the H Shareholders Class Meeting.

VI.       ADDITIONAL INFORMATION

Your attention is also drawn to the appendices to this circular.

LETTER FROM THE BOARD

VII.    RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

The financial figures provided herein are based on the Company’s financial statements prepared according to China Accounting Standards for Business Enterprises.

(I)	CHANGES IN OPERATIONS, ARTICLES OF ASSOCIATION, SHAREHOLDERS’ STRUCTURE, AND STRUCTURE OF SENIOR MANAGEMENT AND BUSINESS OF THE COMPANY UPON THE ISSUANCE

1.        Impact on the Principal Operations of the Company

The Company is one of the leading airlines in China. As at the end of 2014, the fleet of the Company comprised a total of 515 modern passenger and cargo aircraft. Leveraging upon Shanghai core hub and Xi’an and Kunming regional hubs, the Company has established and extended its aviation transportation network to cover 1,052 destinations in 177 countries. With an extensive global outreach, the Company provides quality services to more than 80 million travelers all over the world.

Upon the completion of the non-public issuance of A Shares, the capital strengths of the Company will be significantly improved, which would in turn facilitate the optimisation of its capital structure. The success in application of the Proceeds from the issuance would effectively enhance the comprehensive competitive strengths of the Company. Among which, RMB12.00 billion of the Proceeds will be used for the introduction of 23 aircraft, which will enable the Company to expand its fleet size and transport capacity and further reinforce and strengthen its principal operations. It will enhance the Company’s core competitive strengths and brand image, thereby enlarging its market share and penetration on an ongoing basis and laying a solid foundation for the sustainable development in the future. RMB3.00 billion of the Proceeds will be used for the repayment of financial institution loans, which will help to relieve the pressure of repayment of loans and enhance the Company’s risk resistance capacity and overall competitive strengths, thus providing a strong support to the Company to further leverage on its strengths in main businesses.

2.       Impact on the Articles of Association

Upon the completion of the non-public issuance of A Shares, there will be changes in the registered capital, total number of Shares and shareholding structure of the Company. The Company will make amendments to the relevant articles of the Articles of Association based on the results of the issuance.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

3.	Impact on the Shareholders’ Structure

As of the date of this proposal, the total share capital of the Company is 12,674,268,860 shares, of which a total of 8,156,480,000 shares is directly and indirectly held by CEA Holding, the controlling shareholder, representing 64.35% of the total share capital of the Company. The number of shares to be issued pursuant to the non-public issuance will not be more than 2,329,192,546 shares (including 2,329,192,546 shares).

Assuming that the number of A Shares to be issued pursuant to the non-public issuance is 2,329,192,546 shares, the total share capital following the issuance will be 15,003,461,406 shares. The shareholding percentage directly and indirectly held by CEA Holding, the controlling shareholder, in aggregate will be 54.36%; therefore CEA Holding will remain as the controlling shareholder of the listed company. The change in the shareholding structure of the Company prior to and following the non-public issuance of A Shares is as follows:

			Following the non-public
Name of shareholder	Current		issuance of A Shares
	Number of shares (shares)	Proportion	Number of shares (shares)	Proportion

CEA Holding and its wholly-owned subsidiaries	8,156,480,000	64.35%	8,156,480,000	54.36%
Including: A Shares	5,530,240,000	43.63%	5,530,240,000	36.86%
H Shares	2,626,240,000	20.72%	2,626,240,000	17.50%
Public investors	4,517,788,860	35.65%	6,846,981,406	45.64%
Including: A Shares	2,950,838,860	23.28%	5,280,031,406	35.19%
H Shares	1,566,950,000	12.36%	1,566,950,000	10.44%

Total	12,674,268,860	100.00%	15,003,461,406	100.00%

4.	Impact on the Structure of Senior Management

Upon the completion of the non-public issuance of A Shares, there will be no material change in the structure of senior management of the Company.

5.	Impact on Business Structure

The non-public issuance of A Shares will be no material change in the business structure of the Company.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

(II) CHANGES IN THE FINANCIAL POSITION, FINANCIAL VIABILITY AND CASH FLOW OF THE COMPANY FOLLOWING THE ISSUANCE

1.	Impact on Financial Position

As set out in the Company’s audited financial statements, as at 31 December 2014, the total assets, total liabilities, equity attributable to the parent company shareholder and gearing ratio of the Company were RMB163,542 million, RMB134,055 million, RMB27,696 million and 81.97%, respectively. The relatively high gearing ratio and weak financial risk resistance capacity have an impact on the Company’s long-term development. The non-public issuance of A Shares will lower the level of the Company’s gearing ratio. Assuming that the amount of Proceeds from the non-public issuance of A shares is RMB15.00 billion and based on the Company’s financial data as at 31 December 2014, the Company’s consolidated gearing ratio will decrease from 81.97% to 75.08% after the Proceeds are fully available. The Company’s consolidated gearing ratio will further decrease to 74.66% upon the repayment of financial institution loans with the Proceeds of RMB3.00 billion as planned. Upon the completion of the issuance of A Shares, the net assets of Company will be increased and following the repayment of loans with the Proceeds, the debt level of the Company will be lowered, which in turn will enhance the Company’s capital strengths and optimise its financial structure.

2.	Impact on Financial Viability

The purchase of aircraft with the Proceeds will gradually increase the Company’s flight capacity and revenue from principal operations. In addition, the partial replacement of the older aircraft by the newly introduced aircraft will effectively lower the fuel consumption and maintenance cost, thereby achieving effective control over the Company’s operating costs and improving its market competitiveness.

The repayment of financial institution loans with the Proceeds will reduce the Company’s interest expenses. Assuming that the lending rate of USD for one year is 3.00%, it is evaluated that the repayment of financial institution loans with RMB3.00 billion of Proceeds from the non-public issuance of A Shares will decrease the annual interest fees of the Company by approximately RMB90 million and effectively enhance the Company’s financial viability.

3.	Impact on Cash Flow

In 2014, the Company recorded a net cash inflow from operating activities of RMB12,252 million, a net cash outflow from investing activities of RMB24,033 million, and a net cash inflow from financing activities of RMB11,112 million.

Upon the completion of the non-public issuance of A Shares, there will be an increase in the Company’s cash inflow from financing activities. The application of the Proceeds for purchasing aircraft by the Company will increase the cash outflow from investing activities and further strengthen the operating capacity of the Company, which is beneficial to an increase in the net cash flow from future operating activities. Meanwhile, the application of the Proceeds for the repayment of financial institution loans will improve the Company’s solvency and financing capacities, which is beneficial to an increase in the Company’s net cash flow from future financing activities.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

(III)	CHANGES IN THE COMPANY’S RELATIONSHIP WITH ITS CONTROLLING SHAREHOLDERS ASSOCIATES FOLLOWING THE ISSUANCE

The A Shares under the non-public issuance are to be subscribed in cash. Upon the completion of the issuance, there will be no change in the Company’s business relationship, management relationship, connected transactions and horizontal competition with CEA Holding, the controlling shareholder, and its associates and there will be no new connected transactions or horizontal competition.

(IV)	USE OF CAPITAL AND ASSETS OCCUPANCY AND GUARANTEE FOLLOWING THE ISSUANCE

The A Shares under the non-public issuance are to be subscribed in cash. Upon the completion of the issuance, there will be no capital or assets of the listed company occupied by CEA Holding, the controlling shareholder, and its associates and there will be no illegal guarantee by the listed company for its substantial shareholders and its associates.

(V)	CHANGES IN DEBT LEVEL OF THE COMPANY FOLLOWING THE ISSUANCE

As set out in the Company’s audited financial statements, as at 31 December 2014, the gearing ratio of the Company reached 81.97%. The non-public issuance of A Shares will lower the level of the Company’s gearing ratio. Assuming that the amount of the Proceeds from the non-public issuance of A shares is RMB15.00 billion and based on the Company’s financial data as at 31 December 2014, the Company’s consolidated gearing ratio will decrease from 81.97% to 75.08% after the Proceeds are fully available. The Company’s consolidated gearing ratio will further decrease to 74.66% upon the repayment of financial institution loans with the Proceeds of RMB3.00 billion as planned. The financial risk of the Company will be reduced, its solvency position will be enhanced, and its assets and liabilities structure will be improved.

(VI)	RISKS DISCLOSURE IN RELATION TO THE ISSUANCE

1.	Risks in relation to the Non-public Issuance of A Shares

(1)	Approval risk

The proposal on the non-public issuance of A Shares has been considered and passed by the Board, subject to the consideration and approval by the Shareholders at the general meeting and the approval or authorisation from authorities such as State-owned Assets Supervision and Administration Commission of the State Council and CSRC. There is uncertainty as to whether and when such approval or authorisation will be obtained.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

(2)	Issuance risk

Due to the relatively substantial number of shares and amount of the proposed Proceeds from the non-public issuance, such A Shares will only be offered to specific investors by way of non-public issuance.

The offering results of the non-public issuance will be subject to various internal and external factors such as the overall condition in the securities market, trend of the Company’s share price and recognition by investors of the proposal of issuance. As a result, there is a risk of insufficient Proceeds to be raised from the non-public issuance.

2.	Industry Risks

(1)	Risk offluctuations in macro-economy

The degree of prosperity of the civil aviation industry is closely linked to the development of the domestic and international macro-economy. Macro-economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand for the air passenger transportation and air cargo. Since 2011, the recovery of global economy has been slowing down, and issues such as the Europe and the United States debt crisis created a considerable and negative impact on the global aviation industry, including China’s civil aviation, resulting in the significant drop in the demand for air passenger transportation and cargo services. In 2014, owing to the intensified diversification of the economic development of developed economies and the slowdown of the economic growth of developing economies, the recovery of the global economy remains difficult. In general, there is still uncertainty about the future economic situation. If the growth of the domestic and international economy slows down, the Company’s financial condition and operating results will be adversely affected.

(2)	Policy risk

Civil Aviation Administration of China (“CAAC”), as the current competent authority for the civil aviation industry in China, regulates civil aviation transportation, formulates policies, rules and regulations and standards relevant to the industry and exercises supervision and monitoring, including the establishment of airlines, allocation of air routes and traffic rights, management of qualification and licenses of flight personnel, safety standard in operation, purchase, lease and maintenance of aircraft, air traffic control, price differences between purchasing and selling jet fuel, formulation of charge standards of national airports and charge standards for ground services in China.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

The civil aviation regulatory policies of the CAAC on the entrance conditions for airlines, approval and management of air routes and traffic rights, management of necessary business license for the lawful operation of airlines, management of purchase and lease of aircraft and flexible management of pilots determine and affect, to a certain extent, the nature and degree of competition in the aviation transportation industry in China and the business expansion ability of airlines. Whether the Company will be able to obtain approvals for new air routes and traffic rights, permission in purchase and lease of aircraft, or extend business license of air carrier in a timely manner is subject to the above civil aviation regulatory policies. Any major adjustments in the above civil aviation regulatory policies by the CAAC may affect the Company’s business development in the future.

In addition, as an airline whose registered address and principal place of business are located in China, the Company is inevitably subject to the relevant national policies on finance, credit and tax. The adjustments in these policies may affect the Company’s ability in operation management and revenue.

(3)	Competition risk

Along with the gradual opening of the domestic civil aviation transportation market, competition in aviation transportation industry will be intensified. Competition in terms of price, air routes, flight schedule, services quality, composition of fleet, and aviation hubs among domestic airlines will be intensified and the variation in competition landscape of the industry will increase. Moreover, the regional acquisition and merger and the introduction of strategic investors by domestic airlines and the formation of airline alliances by international air transportation giants will further intensify the competition within the industry. The intensified market competition will pose tough challenges to the operation model and management level of the Company, and it will also bring certain adverse effects on the Company’s market share and revenue.

(4)	Risk of competition from other modes of transportation

The air transportation, railway transportation and road transportation are replaceable in respect of short distance transportation. Along with the development of high speed railway and the improvement in inter-city expressways network, the competition and replacement of railway transportation and road transportation with relatively inexpensive cost will pose certain competitive pressure on the development of the aviation transportation business of the Company.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

3.	Operation Risks

(1)	Safety management risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft defects and other force majeure events may affect flight safety. Not only do flight accidents or incidents cause the fixing of damaged aircraft, temporary suspension or permanent retirement of aircraft, they also involve potentially excessive claims from injured and distressed passengers. The increase in aircraft fleet scale and frequency of cross-location, overnight and international operations will pose certain challenges to the safety operation of the Company. Any occurrence of flight accident will have an adverse effect on the normal operations and reputation of the Company.

(2)	Fuel price fluctuation risk

Fuel cost is the most major cost and expenditure for an airline. Fluctuations in the international crude oil prices shall have a substantial impact on the Company’s operations and financial position. Prices of bulk commodities such as international crude oil have rebounded since early 2009 until the second half of 2011 and then turned down again. Since 2012, the prices moved upward again until 2014 and started to fluctuate with a downward trend, showing intensified fluctuations in international fuel prices. The Company has adopted various fuel-saving measures to control unit fuel cost and reduce jet fuel consumption. If the jet fuel prices continue to rise in the future or there is significant fluctuation in the international oil prices, the Company’s operating results may be materially affected.

(3)	Price competition risk

Price is one of the competition methods adopted by airlines. The management of prices in civil aviation in China has experienced explorations from strict government control to gradual loosening of control. Since airlines can flexibly decide the ticket prices within the band range, price has become one of the important means for airlines to attract clients and grab market share. With the growth in the future civil flight capacity in China and the improvement in market order, it is possible that the competent authorities of the industry will further loosen its control on ticket prices and delegate the power of setting specific prices for specific routes to airlines, resulting in more market-driven ticket prices and the possibility of more intensified competition in ticket price among airlines.

APPENDIX I	ANALYSIS AND DISCUSSION ON THE IMPACT OF THE NON-PUBLIC ISSUANCE OF A SHARES ON THE COMPANY BY THE BOARD OF DIRECTORS

4.	Financial Risks

(1)	Liquidity risk

Although the Company’s operating cash flow is sound, its current ratio and liquidity ratio are relatively low and it is required to pay substantial capital expenditures. Hence, it is under a certain degree of pressure in terms of liquidity and its short-term solvency is relatively low. Furthermore, as the Company’s liquidity mainly depends on the sustainable generation of revenue and granting of short-term loans, its solvency may be affected if its income source cannot be secured in the future.

(2)	Exchange rate fluctuation risk

As the Company’s major lease obligations and bank loans are denominated in foreign currencies, principally in US dollars, and its foreign currency-denominated expenditures generally exceed its foreign currency-denominated income during the course of operation, either the depreciation or appreciation of Renminbi against foreign currencies may affect the Company’s results significantly. Accordingly, there remains considerable uncertainty as to whether the appreciation of Renminbi will slow down or the fluctuations in exchange rate will generate foreign exchange gains in the future. Moreover, due to China’s strict foreign exchange control, the Company currently does not have any effective measures in place to fully hedge against its foreign exchange risk.

(3)	Highly leveraged operation risk

Highly leveraged operation is one of the characteristics of the aviation industry. Since the fixed cost for each flight is relatively high, the total operating cost is not proportionate to the number of passengers for each flight, while income from each flight is directly related to the number of passengers and ticket structure. Therefore, the fluctuation in income will be larger than that of costs, which in turn brings uncertainty to the Company’s financial position.

5.	Other risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters such as earthquake, typhoon and tsunami, public health emergencies, terrorist attacks and political instability may affect the normal operation of airlines, including flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance costs, which in turn may adversely affect the results and long-term development of the Company.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

The financial figures provided herein are based on the Company’s financial statements prepared according to China Accounting Standards for Business Enterprises.

THE FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

1. PLAN OF USE OF PROCEEDS

CHINA EASTERN AIRLINES CORPORATION LIMITED (the “Company” or “CEA”) proposes the non-public issuance of A Shares to not more than 10 (including 10) specific investors who are not related. The number of shares to be issued will not be more than 2,329,192,546 shares (including 2,329,192,546 shares) and the amount of gross Proceeds is expected to be not more than RMB15,000,000,000 (including RMB15,000,000,000). The Company intends to use the Proceeds (after deducting the relevant expenses) for the following purposes:

		Investment amount of	Proceeds
No.	Name of project	project	to be applied
		(RMB hundred million)	(RMB hundred million)
1	Project of purchase of 23 aircraft	121.39	120.00
2	Repayment of financial institution loans	31.69	30.00

Total		153.09	150.00

1.	Project of purchase of 23 aircraft

CEA proposes to apply the Proceeds from non-public issuance of RMB12 billion to purchase 23 aircraft.

According to the “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13)《關於下發中國東方航空股份有限公司2014–2018年運輸機隊規劃滾動調整方案的通知》(民航計發[2014]13號)” issued by the development and planning department of CAAC, CEA can buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period. 23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12.00 billion will be paid by the Proceeds.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

2.	Repayment of financial institution loans

CEA proposes to apply the Proceeds from non-public issuance of RMB3.00 billion to repay the bank loans in the following order:

No.	Financial Institution	Balance of loan (USD ten thousand)	Balance of loan (RMB ten thousand)	Due date

1	Changning branch of Industrial and Commercial Bank of China	14,000.00	86,007.60	2015-06-22
2	Shanghai first branch of China Construction Bank	6,913.95	42,475.13	2015-07-31
3	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	2015-08-02
4	Shanghai first branch of China Construction Bank	6,720.10	41,284.26	2015-09-29
5	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	2015-10-08
6	Shanghai branch of China Development Bank	5,898.33	36,235.82	2015-12-13
7	Shanghai branch of Bank of China	8,057.01	49,497.40	2015-12-18
Total		51,589.38	316,934.21

Note: All the loans above are denominated in U.S. dollar, a mid-point of the exchange rate of USD1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.

In the event that the actual amount of net Proceeds raised under the non-public issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in proportion (the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20%, respectively). The remaining Proceeds, if any, after the planned investment will be used to supplement the working capital of the Company.

Before the Proceeds from the non-public issuance are available, the Company may first fund part of certain Projects by self-raised funds to capitalise on market opportunities, and such self-raised funds shall then be exchanged with the Proceeds when they are available.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

2.	THE NECESSITY AND FEASIBILITY ANALYSIS OF INVESTMENT PROJECTS WITH THE PROCEEDS

1.	PROJECT OF PURCHASE OF 23 AIRCRAFT

(1) THE NECESSITY ANALYSIS OF THE PROJECT

Benefiting from factors such as the continued growth of the China’s economy, improvement in domestic consumption structure and demand for leisure travel and consumption, demand from domestic aviation market will maintain a healthy growth in the future. According to the “Statistical Communique of the People’s Republic of China on the 2014 National Economic and Social Development” published by National Bureau of Statistics of China, the total number of passengers carried was 22.07 billion in 2014, representing an increase of 3.9% compared with the previous year. Passenger traffic volume was 2,999.42 billion passenger-kilometres, representing an increase of 8.8% compared with the previous year. Among which, the total number of civil aviation passengers carried was 390 million, representing an increase of 10.6% compared with the previous year, civil aviation passenger traffic volume was 633.33 billion passenger-kilometres, representing an increase of 12.0% compared with the previous year.

In accordance with CEA’s strategy of “hub network operation”, the Company consolidated its core markets, controlled its key markets and focused on its major markets by continuously increasing the frequency of flights and number of destinations as well as expanding its route network. Meanwhile, the Company has continuously streamlined and optimised its fleet structure in recent years and strived to establish an aviation transport fleet which mainly comprised four major models, namely Boeing B777 (long route), Airbus A330 (medium-long route), Airbus A320 (short-medium route) and Boeing B737NG. Older aircraft models that have high energy-consumption characteristics will be actively phased out. In light of the continuing favourable factors in both the macroeconomic environment and domestic civil aviation market, CEA intends to use the Proceeds from the non-public issuance to purchase 23 aircraft, including Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The expansion of fleet will positively increase in the flight capacity of CEA and make the strategic preparation for CEA’s route network expansion and market share enhancement. Aircraft is the core asset of an airline, and the fleet expansion will further increase the Company’s sustainable revenue and core competitiveness.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(2)	INFORMATION OF THE PROJECT APPROVAL

On 17 July 2014, the development and planning department of CAAC published “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13)《關於下發中國東方航空股份有限公司2014–2018年運輸機隊規劃滾動調整方案的通U》(民航計發[2014]13號)”. Pursuant to the aforementioned approval, CEA is allowed to buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period.

(3)	INVESTMENT BUDGET

Based on the latest release of 2014 product catalogue prices by Boeing Commercial Airplanes and 2015 product catalogue prices by Airbus Group, the catalogue prices of the aircraft to be introduced by the Company are as follows:

Model	Catalogue prices
	USD Million	RMB Million
		(Note)

A321	113.7	698.5
B737-800	93.3	573.2
B777-300ER	330.0	2,027.3

Note: A mid-point of the exchange rate of USD1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.

23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12.00 billion will be paid by the Proceeds from the non-public issuance.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(4)	BASIC INFORMATION OF THE AIRCRAFT PROPOSED TO BE INTRODUCED

The fundamental parameters of standard configuration of Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route) are as follows:

	A321	B737-800	B777-300ER

Maximum take-off weight (Tonnes)	93.0	79.0	351.5
Maximum fuel storage capacity (Litres)	23,700	26,024	181,281
Typical cruising speed (Mach)	0.78	0.78	0.84
Range, fully loaded (Kilometres)	3,000	4,500	14,000
Maximum payload (Tonnes)	23.5	19.2	62.0
Fuel consumption (Tonnes/hour)	2.9	2.8	8.4

(5)	ANALYSIS OF FUTURE REVENUE

The introduction and commencement of operation of Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route) can increase the flight capacity, traffic volume of major routes and route revenues of the Company. In addition, the partial replacement of the older aircraft by the newly introduced aircraft will facilitate the optimisation of the fleet structure and effectively lower the fuel consumption and maintenance cost, thereby improving the Company’s competitiveness in the aviation transportation business.

After preliminary evaluation, the introduction of 23 aircraft to be purchased by the Company with the Proceeds in year of 2016 will contribute an increase in total operating income of approximately RMB4.454 billion within one year following the introduction.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

2. REPAYMENT OF FINANCIAL INSTITUTION LOANS

(1)	IMPROVE THE COMPANY’S ASSETS AND LIABILITIES STRUCTURE BY LOWERING THE COMPANY’S GEARING RATIO

As set out in the Company’s audited financial statements, as at 31 December 2014, the total assets, total liabilities, equity attributable to the parent company shareholder and gearing ratio of the Company amounted to RMB163,542 million, RMB134,055 million RMB27,696 million and 81.97%, respectively. The relatively high gearing ratio and weak financial risk resistance capacity have impact on the Company’s long-term development. Details of the Company’s size in interest-bearing debts during the reporting period are set out as follows:

		Unit: Million Yuan
	31 December	31 December	31 December
Item	2014	2013	2012

Short-term borrowings	13,979	7,925	8,880
Long-term borrowings (including long-term borrowings due within one year)	30,925	29,190	30,356
Super short-term commercial paper	4,000	4,000	4,000
Bonds payable (including bonds payable due within one year)	10,285	9,485	2,500
Finance lease payable (including finance lease payable due within one year)	38,695	23,135	21,858

Total	97,884	73,736	67,594

Assuming the amount of Proceeds from the non-public issuance of A shares is RMB15.00 billion and based on the Company’s financial data as at 31 December 2014, the Company’s consolidated gearing ratio will decrease from 81.97% to 75.08% after the Proceeds are fully available. The Company’s consolidated gearing ratio will further decrease to 74.66% upon the repayment of financial institution loans with the Proceeds of RMB3.00 billion as planned. The financial risk of the Company will be reduced, its solvency position will be enhanced, and its assets and liabilities structure will be improved.

(2)	REINFORCE THE COMPANY’S CAPITAL STRENGTHS TO LAY A SOLID FOUNDATION FOR THE COMPANY’S LONG-TERM DEVELOPMENT

The Company proactively raised funds for its development through debt financing. These funds have provided a strong support and guarantee in expanding fleet scale, improving the quality of crews, enlarging the market share and revenue to achieve a rapid growth of the Company. However, the relatively high gearing ratio has hindered the Company’s financing channels and financing capacity and restricted the long-term development of the Company. The repayment of bank loans with the Proceeds raised by non-public issuance of A Shares will improve the Company’s capital strengths and financing ability, facilitate the Company to grasp the market opportunities in a timely manner, obtain funds through diversified financing channels to support the operation and development of the Company and achieve a sustainable development in the future.

APPENDIX II	FEASIBILITY REPORT ON THE USE OF PROCEEDS RAISED FROM THE NON-PUBLIC ISSUANCE OF A SHARES

(3) REDUCE THE FINANCE COST AND ENHANCE THE FINANCIAL POSITION OF THE COMPANY

Since 2012, the interest-bearing liabilities of the Company have increased significantly. In the event that the market interest rate increases in the future, the financial position of the Company will be adversely affected. Details of the Company’s interest expenses for the past three years are shown as follows:

		Unit: Million Yuan
	31 December	31 December	31 December
Item	2014	2013	2012

Interest expenses	2,580	1,939	1,994
Including: Capitalised interests	623	391	297

The Proceeds raised through the non-public issuance of A shares will effectively ease the financial burden of the Company and lower the interest expenses of the Company. Assuming that the lending rate of USD for one year is 3.00%, it is evaluated that the repayment of financial institution loans with RMB3.00 billion of Proceeds from the non-public issuance of A shares will decrease the annual interest fees of the Company by approximately RMB90 million and effectively enhance the Company’s financial position.

Given the above reasons, the non-public issuance of A shares to raise Proceeds for the purchase of 23 aircraft and repayment of financial institution loans is in compliance with the requirements of the relevant laws and regulations and in the fundamental interests of the Shareholders. It is also in line with the actual situation and strategic objectives of the Company, and would facilitate the Company to meet its capital requirement for a stable and sustainable development and improve its financial position, core competitiveness and risk resistance capacity, in order to achieve a healthy and long-term development.

APPENDIX III	EXPLANATION ON THE USE OF THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

I.	Status of the Previous Fund Raising Activities

(1)	First Proceeds in 2013

Pursuant to “The Approval of Non-public Issue of Shares by China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2013] No. 297) 證監許可[2013]297號《關於核准中國東方航空股份有限公司非公開發行股票的批覆》” issued by China Securities Regulatory Commission, the Company issued 698,865,000 RMB-denominated ordinary shares (A Shares) at an issue price of RMB3.28 per share by way of non-public issue in April 2013. Total proceeds from this issuance as paid up in RMB amounted to RMB2,292,277,200.00. After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB2,286,181,841.80 (hereinafter referred to as the “First Proceeds in 2013”). The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 12 April 2013 and verified by Huhua Zhongyin Certified Public Accountants (滬華眾銀會計師事務所有限公司) which issued the capital verification report (Hu Zhong Kuai Yan Zi (2013) No. 3741).

On 31 December 2014, the balance of First Proceeds in 2013 in the special account was RMB nil.

(2)	Second Proceeds in 2013

Pursuant to the “The Approval of Additional Issue of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2013] No. 104) 證監許可 [2013]104號《關於核准中國東方航空股份有限公司增發境外上市外資股的批覆》” issued by China Securities Regulatory Commission, the Company completed the additional issue of 698,865,000 overseas listed foreign shares (H Shares) to CES Global Holdings (Hong Kong) Limited (東航國際控股(香港)有限公司) at an issue price of HKD2.32 per share in June 2013. Total proceeds from this issuance amounted to HKD1,621,366,800.00 (equivalent to RMB1,289,473,016.04 at the middle price of the exchange rate of HKD1 to RMB0.7953 as announced by State Administration of Foreign Exchange on the capital injection date). After the deduction of sponsor fee, underwriting fee and other issuance expenses, the actual amount of net proceeds amounted to RMB1,286,209,317.64 (hereinafter referred to as the “Second Proceeds in 2013”). The said proceeds were deposited into the special account opened by the Company for the proceeds in full amount on 20 June 2013 and verified by Huhua Zhongyin Certified Public Accountants (滬華眾銀會計師事務所有限公司) which issued the capital verification report (Hu Zhong Kuai Yan Zi (2013) No. 4737).

On 31 December 2014, the balance of Second Proceeds in 2013 in the special account was RMB nil.

APPENDIX III	EXPLANATION ON THE USE OF THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES

II. Actual Usage of the Proceeds from the Previous Fund Raising Activities

(1) First Proceeds in 2013

Pursuant to the “Proposal for the non-public issuance of A Shares to specific subscriber by China Eastern Airlines Corporation Limited” (《關於中國東J航空股份有限公司向特定對象非公開發行A股股票J案的議案》) issued by the Company in November 2012, the said First Proceeds in 2013 would be applied to the repayment of financial institution loans.

As of 31 December 2014, the First Proceeds in 2013 of RMB2,286,181,800 had been applied to the repayment of financial institution loans.

As of 31 December 2014, the use of First Proceeds in 2013 is specified as follows:

(Unit: RMB)

Total amount of proceeds raised: 2,286,181,800

Total amount of proceeds for a change of intended use: N/A

Proportion of total amount of proceeds for a change of intended use: N/A

Accumulated total amount of proceeds used: 2,286,181,800

Total amount of proceeds used in each year:
2013: 2,286,181,800

2014: –

Investment projects		Total proceeds invested
Committed investment projects	Actual investment projects	Committed investment amount prior to the fund raising activity	Committed investment amount following the fund raising activity	Actual investment amount
Repayment of financial institution loans	Repayment of financial institution loans	2,286,181,800	2,286,181,800	2,286,181,800

APPENDIX III	EXPLANATION ON THE USE OF THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES

Accumulated proceeds invested as of 31 December 2014
Committed investment amount prior to the fund raising activity	Committed investment amount following the fund raising activity	Actual investment amount	Difference between the actual investment amount and committed investment amount following the fund raising activity
2,286,181,800	2,286,181,800	2,286,181,800	–

As of 31 December 2014, the Company had applied the First Proceeds in 2013 in full to the repayment of financial institution loans in accordance with its intended purpose. There were no change of the use of proceeds, external transfer or replacement and temporary use of idle proceeds for other purposes of the First Proceeds in 2013.

In addition, since the First Proceeds in 2013 were used in full for the repayment of financial institution loans, it is not applicable for the further evaluation on the realized benefits of investment projects utilizing previous proceeds.

(2) Second Proceeds in 2013

Pursuant to the “Proposal for the non-public issuance of H Shares to specific subscriber by China Eastern Airlines Corporation Limited” (《關於中國東J航空股份有限公司向特定對象非公開發行H股股票J案的議案》) issued by the Company in November 2012, the said Second Proceeds in 2013 would be applied to the repayment of financial institution loans or the supplement of working capital.

As of 31 December 2014, the Second Proceeds in 2013 of RMB1,286,209,300 had been applied to the supplement of working capital.

APPENDIX III	EXPLANATION ON THE USE OF THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES

As of 31 December 2014, the use of Second Proceeds in 2013 is specified as follows:

(Unit: RMB)

Total amount of proceeds raised: 1,286,209,300

Total amount of proceeds for a change of intended use: N/A

Proportion of total amount of proceeds for a change of intended use: N/A

Accumulated total amount of proceeds used: 1,286,209,300

Total amount of proceeds used in each year: 2013:

1,286,209,300

2014: –

Investment projects		Total proceeds invested
Committed investment projects	Actual investment projects	Committed investment amount prior to the fund raising activity	Committed investment amount following the fund raising activity	Actual investment amount
Repayment of financial institution loans or supplement of working capital	Supplement of working capital	1,286,209,300	1,286,209,300	1,286,209,300

Accumulated proceeds		invested as of 31 December 2014
Committed investment amount prior to the fund raising activity	Committed investment amount following the fund raising activity	Actual investment amount	Difference between the actual investment amount and committed investment amount following the fund raising activity
1,286,209,300	1,286,209,300	1,286,209,300	–

As of 31 December 2014, the Company had applied the Second Proceeds in 2013 in full to the repayment of financial institution loans or supplement of working capital in accordance with its intended purpose. There were no change of the use of proceeds, external transfer or replacement and temporary use of idle proceeds for other purposes of the Second Proceeds in 2013.

APPENDIX III	EXPLANATION ON THE USE OF THE PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES

In addition, since the Second Proceeds in 2013 were used in full for the supplement of working capital, it is not applicable for the further evaluation on the realized benefits of investment projects utilising previous proceeds.

III.	Comparison between the Actual Usage of the Previous Fund Raising Activities and Relevant Disclosure in the Periodic Report of the Company

The Company has compared the actual use of First Proceeds in 2013 and Second Proceeds in 2013 item by item with the relevant information disclosed in the 2013 and 2014 financial reports of the Company. The actual use was consistent with the relevant disclosure.

IV.	Conclusion

The Company had used previous proceeds in accordance with its intended purpose. The Company has already fulfilled its obligation for disclosure of the use of previous proceeds and the progress according to the “Rules Governing the Utilization Report on the Use of Proceeds from Previous Fund Raising Activities (Zheng Jian Fa Xing Zi [2007] No. 500) 《關於前次募集資金使用情况報告的規定》(證監發行字[2007]500號)” issued by the China Securities Regulatory Commission.

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2015–2017)

The English version of this Appendix is an unofficial translation of its Chinese version prepared for reference only. In case of any discrepancy between the two versions, the Chinese version shall prevail.

In order to improve and refine the scientific, sustainable, stable and transparent decision-making for dividend distribution and supervision mechanisms of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Company”) as well as further highlight the importance of return to the Shareholders, pursuant to the relevant requirements of “Notice Regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No. 37)《關於進一步落實上市公司現金分紅有關事項的通知》(證監發[2012]37號)” and “Listed Companies Regulatory Guidance No. 3 — Cash Dividends Distribution of Listed Companies (Zheng Jian Hui Gong Gao [2013] No. 43 《上市公司監管指引第3號 — 上市公司現金分紅》(證監會公告 [2013]43號)” issued by China Securities Regulatory Commission and the articles of association of China Eastern Airlines Corporation Limited (hereinafter referred to as the “Articles of Association”), the Board has formulated the plan for return to the Shareholders for 2015–2017 (hereinafter referred to as the “Plan”), details of which are as follows:

I.	Factors to Consider for Making the Plan

The Company focuses on long-term and sustainable development. On the basis of factors including the development of our operation, shareholders’ demand and intention, costs of social funds and external financing environment, the Company shall establish a sustainable, stable and scientific return plan and mechanism for the investors to ensure the continuity and stability of the profit distribution policy.

II.	Principles for Making the Plan

Subject to the relevant laws and regulations and the relevant rules on profit distribution in the Articles of Association, the formulation of the Plan shall fully take into account of and consider the opinions of independent directors, supervisors and public shareholders, and balance short-term benefits and long-term development of the Company according to the actual operating development and capital requirement in order to ensure the continuity and stability of the profit distribution policy.

III.	Plan for Return to the Shareholders for 2015–2017

1.	The Company’s profit distribution policy should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritised means of distribution of profit.

2.	The Company may distribute dividends in cash, shares, a combination of cash and shares or in other reasonable manner in compliance with laws and regulations.

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2015–2017)

3.	Proposal and implementation of distribution of dividends in cash by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the auditor of the Company issues an audit report with unqualified opinions on the Company’s financial statements for that year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) achieved by the Company for the year is a positive amount;

(3)	The Company has sufficient cash flow, and distribution of dividends in cash will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively seek to distribute dividends to its shareholders in cash, and the accumulated profit distribution made in cash by the Company in the last three years were not less than 30% of the average annual distributable profit in the last three years. In the event that the above percentage of distribution of dividends in cash cannot be met due to special reasons, the board of directors may adjust the percentage of distribution of dividends according to actual circumstances and state the reasons therefor.

4.	Provided that reasonable scale of share capital and shareholding structure of the Company are ensured, the Company may consider distributing profits in shares according to its profitability, cash flow position and business growth for the year.

5.	Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profits on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the conditions for the distribution of dividends in cash under the Articles of Association, the Company shall implement annual distribution of dividends in cash once a year in principle.

IV. Decision-Making Mechanism for the Plan

1.	After the end of each accounting year, the board of directors shall carefully study and examine the profit distribution plan and fully take into account the views of independent directors. The independent directors shall diligently discharge their duties to express their specific views. After consideration and approval by the board of directors, the profit distribution plan shall be proposed to the general meeting of shareholders for voting. Implementation of the profit distribution plan shall be subject to consideration and approval at the general meeting of shareholders. The board of directors of the Company shall finish distributing the profit within two months after the general meeting of shareholders is held.

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2015–2017)

When considering the profit distribution plan at the general meeting of shareholders of the Company, the board of directors shall communicate and exchange opinions with shareholders, especially minority shareholders, in a proactive manner, fully consider the opinions and requests from minority shareholders and respond to the issues which are of concern to them on a timely basis.

2.	The board of directors of the Company shall carefully study and examine and strictly follow the decision-making procedures in the event that the profit distribution policy needs to be adjusted due to any changes in PRC laws and regulations and regulatory policies, or significant changes of external operating environment or operating condition of the Company. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting of shareholders.

3.	Unless otherwise resolved by the general meeting of shareholders, the board of directors of Company may with authorization by the general meeting of shareholders, apart from distribution of annual dividends, distribute interim dividends.

4.	The supervisory committee of the Company shall supervise on the implementation of the profit distribution policy by and the decision-making procedures of the board of directors of the Company.

V.	Effective Mechanism for the Plan

Any matters not covered in the Plan shall be implemented in accordance with relevant laws and regulations, regulatory documents and the Articles of Association. The board of directors of the Company is responsible for the interpretation of the Plan, which shall be implemented from the date of its approval at the general meeting of shareholders of the Company.

APPENDIX V	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION

The Board proposes the following amendments to the existing Articles of Association (subject to completion of the Additional A Share Issue):

1.	Existing Article 20 of the Articles of Association is as follows:

“As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 12,674,268,860 shares.”

Article 20 of the Articles of Association is proposed to be amended as:

“As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is           shares.”

2.	Existing Article 21 of the Articles of Association is as follows:

“The Company has issued a total of 12,674,268,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 66.92% of the total share capital of the Company, a total of 4,193,190,000 H shares, representing 33.08% of the total share capital of the Company.”

Article 21 of the Articles of Association is proposed to be amended as:

“The Company has issued a total of	ordinary shares, comprising a total of
A shares, representing	% of the total share capital of the Company, a
total of H shares, representing	% of the total share capital of the
Company.”

3.	Existing Article 24 of the Articles of Association is as follows: “The registered capital of the Company is RMB12,674,268,860.” Article 24 of the Articles of Association is proposed to be amended as:

“The registered capital of the Company is RMB.”

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